Exhibit 1

(Translation)

To whom it may concern
June 26, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Change in the Business and Capital Alliance with Business Bank Consulting
Co., Ltd.
     NIS GROUP CO., LTD. (The “Company”) hereby announces that the Company has changed the business and capital alliance with Business Bank Consulting Co., Ltd. (hereinafter “BBC”) announced on June 11, 2007.
Partial change in business and capital alliance
     On June 11, 2007, the Company and its wholly owned subsidiary, NI Strategic Partners Co., Ltd. (hereinafter “NISP”), decided to form a business and capital alliance with BBC, pursuant to which NISP was scheduled to subscribe to a third party allotment of new shares to be issued by BBC.
     However, due to coverage in the media in relation to a transaction between BBC and one of its consolidated subsidiaries, BBC has decided that it should pay careful attention to the situation as it progresses and has therefore proposed to the Company and NISP to suspend the above-mentioned third party share allotment. The Company and NISP have decided to accept this proposal from BBC.
     With regard to the business alliance, the Company and NISP have already commenced information exchange and other activities contemplated under the alliance and will continue to discuss the situation with BBC.